# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prelude Therapeutics Inc, CIK 0001678660
CUSIP: 74065P101
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Date of event which requires filing of this statement: 04/21/2026
Amends the filing with accession number 0000947871-20-000772
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VI LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,935,071; sole dispositive power 0; shared dispositive power 12,935,071; aggregate amount beneficially owned 12,935,071 (16% of the class)
- ORBIMED CAPITAL GP VI LLC (CIK 0001682115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,808,945; sole dispositive power 0; shared dispositive power 11,808,945; aggregate amount beneficially owned 11,808,945 (14.6% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,126,126; sole dispositive power 0; shared dispositive power 1,126,126; aggregate amount beneficially owned 1,126,126 (1.4% of the class)
- ORBIMED CAPITAL LLC (CIK 0001157524): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 789,500; shared voting power 0; sole dispositive power 789,500; shared dispositive power 0; aggregate amount beneficially owned 789,500 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Prelude Therapeutics Inc
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D supplements and amends the Statement on Schedule 13D filed by OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VI LLC ("OrbiMed GP"), and OrbiMed Capital LLC ("OrbiMed Capital") (together with OrbiMed Genesis GP LLC, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020, as amended by Amendment No. 1 filed with the SEC on January 14, 2021 and Amendment No. 2 filed with the SEC on May 24, 2023.

On April 21, 2026, the Issuer completed an underwritten public offering of (i) 18,018,014 Shares, at a price of $4.44 per share, and (ii) pre-funded warrants to purchase up to 2,252,252 Shares, at a price of $4.4399 per warrant with an exercise price of $0.0001 per share (the "Offering"). As a result of the Offering, the Issuer's total number of outstanding Shares increased, and the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1%.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP, a limited liability company organized under the laws of Delaware.
OrbiMed Genesis GP LLC ("OrbiMed Genesis"), a limited liability company organized under the laws of Delaware.
OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
Carl L. Gordon, a United States citizen.
Sven H. Borho, a German and Swedish citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Capital is the investment advisor of an investment trust as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On and prior to the close of the Offering on April 21, 2026, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VI, LP ("OPI VI"), as more particularly referred to in Item 6 below, caused OPI VI to purchase 1,689,189 Shares in the Offering, and OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P. ("Genesis"), as more particularly referred to in Item 6 below, caused Genesis to purchase 1,126,126 Shares in the Offering. The source of funds for such purchases was the working capital of OPI VI and Genesis.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 80,971,642 outstanding Shares, as set forth in the Issuer's Rule 424(b)(5) Prospectus filed with the SEC on April 21, 2026.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 11,808,945 Shares constituting approximately 14.6% of the issued and outstanding Shares, and 5,596,886 non-voting Shares. Each non-voting Share is convertible into one voting Share at the holder's election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Section 13 group with such holder, would not beneficially own in excess of 9.99% of the Issuer's Shares immediately prior to and following such conversion, unless otherwise as expressly provided for in the Issuer's restated certificate of incorporation (the "Blocker"). The non-voting Shares are not presently convertible into Shares due to the Blocker. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 1,126,126 Shares, constituting approximately 1.4% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, The Biotech Growth Trust PLC ("BIOG"), a publicly-listed investment trust organized under the laws of England, holds 263,200 Shares, constituting approximately 0.3% of the issued and outstanding Shares, and 83,300 non-voting Shares. The non-voting Shares are not presently convertible into Shares due to the Blocker. OrbiMed Capital is the investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by BIOG.

As of the date of this filing, OrbiMed Partners Master Fund Limited ("OPM"), an exempted company organized under the laws of Bermuda, holds 526,300 voting Shares, constituting approximately 0.6% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPM.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 11,808,945 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 11,808,945 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 1,126,126 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 1,126,126 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI. OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 11,808,945 Shares, and the number of Shares attributed to Genesis is 1,126,126 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 12,935,071 Shares.

OrbiMed Capital is the investment advisor to OPM and BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM and BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM and BIOG. The number of outstanding Shares attributable to OPM is 526,300 Shares and to BIOG is 263,200 Shares. OrbiMed Capital, as the investment advisor to OPM and BIOG, may also be considered to hold indirectly 789,500 Shares.

David P. Bonita ("Bonita"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Investors' Rights Agreement

In addition, OPI VI and certain other stockholders of the Issuer entered into an Amended and Restated Investors' Rights Agreement with the Issuer (the "Investors' Rights Agreement"), dated as of August 21, 2020. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer's initial public offering, the holders of at least 50% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $10 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VI will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by OPI VI in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least 25% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equals or exceeds $5 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Lock-Up Agreement

In connection with the Offering, Bonita and certain other directors and officers of the Issuer entered into Lock-Up Agreements with the underwriters of the Offering, which provide that, subject to limited exceptions, such signatories to the Lock-Up Agreements will not, and will not publicly announce an intention to, during the period ending 60 days after the date of the final prospectus relating to the Offering (the "Lock-Up Period"), directly or indirectly: (i) sell or offer to sell any Shares or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares; (ii) enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Shares or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares; or (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the offer and sale of any Shares or any securities exchangeable or exercisable for or convertible into Shares. After the Lock-Up Period expires, the Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.

The foregoing descriptions of the Investors' Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investors' Rights Agreement and Lock-Up Agreement, which are filed as Exhibits 2 and 3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VI LLC.

2. Amended and Restated Investors' Rights Agreement by and among the Issuer and certain of its stockholders, dated as of August 21, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A (File No. 333-248628), filed with the SEC on September 16, 2020).

3. Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Current Report on Form 8-K (File No. 001-39527), filed with the SEC on April 21, 2026.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (04/23/2026)
- ORBIMED CAPITAL GP VI LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (04/23/2026)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (04/23/2026)
- ORBIMED CAPITAL LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (04/23/2026)